FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Supplementing the Preliminary Prospectus Supplement dated September 29, 2009
Registration Statement No. 333-160519
Dated September 30, 2009

CHINA-BIOTICS, INC.

4,600,000 Shares of Common Stock

Final Term Sheet

Issuer:	China-Biotics, Inc. (the “Company”)
Security:	Common stock, par value $0.0001 per share
Size:	4,600,000 shares of common stock
Over-allotment option:	690,000 additional shares of common stock
Public offering price:	$15.00 per share
Underwriting discounts and commissions:	$0.75 per share
Net proceeds (excluding the over-allotment):	$65,100,000 (after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by the Company)
Form of Offering:	Firm commitment underwritten public offering pursuant to a registration statement on Form S-3 that was filed on July 10, 2009 and declared effective on September 9, 2009
Listing:	The Shares are listed on the NASDAQ Global Market under the symbol “CHBT”
Trade date:	September 30, 2009
Settlement date:	October 5, 2009
Manager:	Roth Capital Partners, LLC

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2009 on an actual basis and on an as-adjusted basis to reflect the receipt of the estimated net proceeds from our sale of 4,600,000 shares of common stock in this offering, based on the public offering price of $15.00 per share, and after deducting underwriting commissions and estimated offering expenses paid or payable by us and assuming no exercise of the underwriters’ over-allotment option.

This table should be read in conjunction with our financial statements and the related notes, which are incorporated by reference in the preliminary prospectus supplement, dated September 29, 2009, relating to this offering and the accompanying prospectus.

	June 30, 2009
	Actual (unaudited)	As-Adjusted

CURRENT ASSETS:
Cash and cash equivalents	$77,406,721	142,506,721

NON-CURRENT LIABILITIES:
Convertible note, net of discount of $5,274,945 as of June 30, 2009	19,725,055	19,725,055
Embedded derivatives	2,146,000	2,146,000
Interest payable	1,794,909	1,794,909
Total non-current liabilities	$23,665,964	23,665,964

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value, 80,000,000 shares authorized, 0 shares issued and outstanding at June 30, 2009	$-	-
Common stock, $0.0001 par value, 100,000,000 shares authorized, 17,080,000 shares outstanding at June 30, 2009, and 21,680,000 shares issued and outstanding on an as-adjusted basis at June 30, 2009	4,146	4,606
Additional paid-in capital	7,863,031	72,962,571
Retained earnings	55,561,782	55,561,782
Treasury stock at cost (24,381,004 shares)	(2,438)	(2,438)
Accumulated other comprehensive income	4,815,437	4,815,437
Capital and statutory reserves	3,025,794	3,025,794
Total stockholders’ equity	$71,267,752	136,367,752

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Roth Capital Partners, LLC, Attention: Equity Capital Markets, 24 Corporate Plaza Drive, Newport Beach, CA, 92660, by telephone at 1-800-678-9147, by e-mail to rothecm@roth.com, by fax to (949) 720-7227.